Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 03/28/22
NFA No. : 0247694

Date	Question/Page #	Description of Change
03/28/22	Page 1	Corrected the main address zip code to 75009
03/28/22	Page 2, Question 7	Updated the description to reflect changes to business unit names: • Domestic Markets is now Commercial, Personal Banking and Services • International Financial Services is now Investment & Protection Services
03/28/22	Page 3, Question 18	Updated the number of Principals to 21
03/28/22	Schedule A	Added the following 4 new Principals: • Juliette Brisac • Yann Gerardin • Thierry Laborde • Christian Noyer
03/28/22	Schedule A	Updated the NFA ID# for Monique Cohen to correct a typo in the original application
03/28/22	Schedule A	Updated the title for Kara Lynn Victoria Lemont Sportelli (now "Principal")
03/28/22	Schedule B, Section II, Question 14	Updated the list of Control Persons and provided descriptions of investment-related experience for all persons listed in response to Question 14.